OceanTech Acquisitions I Corp.

515 Madison Avenue, Suite 8133

New York, New York 10022

(929) 412-1272

June 3, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:             Melissa Walsh

Alexandra Barone

Re:        OceanTech Acquisitions I Corp.

Withdrawal of Registration Statement on Form S-4

Registration No. 333-273186

Commission File No. 001-40450

I.R.S. Employer Identification No. 85-2122558

All:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), OceanTech Acquisitions I Corp. (the “Company”) hereby requests that the above-captioned Registration Statement on Form S-4 together with all amendments and exhibits thereto (Registration No. 333-273186), declared effective by the Securities and Exchange Commission (the “Commission”) on December 29, 2024 (the “Registration Statement”), be withdrawn effective immediately.

The Company confirms that no securities were issued or sold pursuant to the Registration Statement due to the incompletion of the initial business combination. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the Company’s counsel, Andrew Tucker of Nelson Mullins Riley & Scarborough LLP via email at andy.tucker@nelsonmullins.com.

Pursuant to Rule 477(b) of the Securities Act, the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

If you have any questions regarding this withdrawal or if you require any additional information, please contact Andrew Tucker at (202) 689-2987. Thank you for your assistance.

Sincerely,

OCEANTECH ACQUISITIONS I CORP.

By:	/s/ Surendra Ajjarapu
Name: Surendra Ajjarapu
Title: Chief Executive Officer
(Principal Executive Officer)

cc:

Andrew Tucker

Nelson Mullins Riley & Scarborough LLP